

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

<u>Via Email</u>
Mr. James Michael Whitfield
Chief Executive Officer
Dynamic Energy Alliance Corporation
Memphis Clark Tower
5100 Popular Avenue, Ste. 2700
Memphis, TN 38137

> **Re: Dynamic Energy Alliance Corporation**
> **Amendment 1 to Form 10-K for the Year Ended December 31, 2011**
> **Filed July 26, 2012**
> **File No. 000-11050**

Dear Mr. Whitfield:

    We have reviewed your response filed July 26, 2012 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide the three acknowledgements included at the end of our June 19, 2012 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.

Amendment 1 to Form 10-K for the Year Ended December 31, 2011

Item 15. Exhibits and Financial Statement Schedules, page 37

Exhibit 31.1 and Exhibit 31.2, page 37

2.   We note that you do not include these exhibits within this filing. Please amend your filing to include the certifications that are required by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief